United States securities and exchange commission logo





                              June 15, 2020

       Alec Shkolnik
       President and Chief Executive Officer
       LiquidPiston, Inc.
       1292a Blue Hills Avenue
       Bloomfield, CT 06002

                                                        Re: LiquidPiston, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 20, 2020
                                                            File No. 024-11219

       Dear Mr. Shkolnik:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Regulation Offering Statement

       We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic. , page 6

   1. We note that you have received $323,507 in government (SBA) assistance including partially forgivable
loans under the Paycheck Protection Program. Please disclose the following: (i) the
material terms of the loan; (ii) how you intend to use the loan proceeds;
                                                        and (iii) whether you
expect the loan to be forgiven.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Trend Information, page 19

   2. Please expand your disclosure to describe how you expect the COVID-19 pandemic to impact your future
operating results and near-and-long-term financial condition.
 Alec Shkolnik
FirstName LastNameAlec Shkolnik
LiquidPiston, Inc.
Comapany NameLiquidPiston, Inc.
June 15, 2020
June 15, 2020 Page 2
Page 2
FirstName LastName
Selling Stockholders, page 31

3. We note your disclosure that Selling stockholders will participate on a pro rata basis.
         Please revise your disclosure to explain the mechanics for how investors will purchase shares from the selling stockholders.
Notes to the Consolidated Financial Statements, page F-7

4. Please revise your notes to the consolidated financial statements to include your policy for the recognition of grant revenue. Your disclosures should include the conditions, if any, that must be meet in order for revenue to be recognized and why you believe it is appropriate to classify such amounts as revenue rather than income or reduction of expense.
5. We note from your disclosures elsewhere in the filing that your DOD awards through
         DARPA and the Army concluded in 2019 as you successfully delivered all contractual deliverables of these programs. Please tell us whether such deliverables represented performance obligations under ASC 606. As part of your response, please describe for us in greater detail the nature and terms of the arrangements with the respective government entities, including any goods or services you provided in exchange for the grant, and your consideration of the arrangements under the guidance ASC 606 as it is not apparent from your notes to the consolidated financial statements.
General

6. We note that bonus shares are being offered to investors that qualifies as a StartEngine
         OWNers. We also note that bonus shares are being offered to investors who meet certain investment thresholds set forth on page 32. Please revise your disclosures to clarify whether the bonus shares being offered by the selling shareholders are shares that they currently own.
7. It appears that StartEngine Crowdfunding, Inc. may be acting as an underwriter. Please identify StartEngine Crowdfunding, Inc. as such or explain why it is not an underwriter.
8. We note that you have a limited pool of bonus shares and that you are offering two types of bonus shares. Please revise your disclosure to address whether certain investors will be unable to receive the bonus shares if you have issued all of the shares from the bonus share pool. Please consider including appropriate risk factor disclosures.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Alec Shkolnik
LiquidPiston, Inc.
June 15, 2020
Page 3

action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Jean Yu, Staff
Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-
551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



FirstName LastNameAlec Shkolnik                            Sincerely,
Comapany NameLiquidPiston, Inc.
                                                           Division of
Corporation Finance
June 15, 2020 Page 3                                       Office of
Manufacturing
FirstName LastName